Exhibit 99.1

SDLP – Seadrill Partners LLC Announces Public Offering of 8,000,000 Common Units

London, United Kingdom, September 23, 2014 – Seadrill Partners LLC (“Seadrill Partners” or the “Company”) (NYSE: SDLP) announced today that it plans to offer 8,000,000 common units representing limited liability company interests in a public offering. The Company intends to use the net proceeds from the public offering for general company purposes, which may include acquisitions, repayment of indebtedness and working capital purposes.

Seadrill Partners was formed by Seadrill Limited to own, operate and acquire offshore drilling rigs under long-term contracts. Its current fleet consists of four semi-submersible rigs (the West Capricorn, the West Aquarius, the West Leo and the West Sirius), two drillships (the West Capella and the West Auriga), and three tender rigs (the T-15, the T-16 and the West Vencedor).

Morgan Stanley and Barclays will act as book running managers for the offering and propose to offer the shares at prevailing market prices or otherwise from time to time through the NYSE, the over-the-counter market, negotiated transactions or otherwise.

When available, copies of the preliminary prospectus supplement and accompanying base prospectus related to this offering may be obtained from the offices of:

Morgan Stanley

Attention: Prospectus Department

180 Varick Street, 2nd Floor

New York, NY 10014

Email: prospectus@morganstanley.com

Barclays

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

Telephone: (888) 603-5847

Email: barclaysprospectus@broadridge.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units in the public offering will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-196286). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

The statements in this press release that are not historical facts may be forward-looking statements. These forward looking statements, which include statements related to the public offering of common units and the use of proceeds therefrom, are based upon the current beliefs and expectations of Seadrill Partners’ management and are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Seadrill Partners does not assume any obligation to update the information contained in this press release.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetræ: Chief Financial Officer